Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

RANDGOLD RESOURCES

Randgold Resources and Ashanti
‘AN AFRICAN GOLD CHAMPION’

October 2003

HISTORY…WHO WE ARE

- **Randgold & Exploration established in 1992 to take over gold interests of Rand Mines and management of Harmony, DRD, Blyvooruitzicht and ERPM**
- **Randgold Resources (RRL) was formed in 1995 to hold that company's exploration activities outside of South Africa with Mark Bristow as CEO**
- **RANDGOLD RESOURCES subsequently.**
  - *1996…discovered Yalea transforming project to feasibility*
  - *discovered the Morila deposit in Mali in 1996 and successfully proved up the resources to 7 million ounces*
  - *listed on the London Stock Exchange in July 1997 it raised $83m through an IPO*
  - *August 1999…discovered Tongon deposit*
  - *commenced construction of the Morila mine in 1999 with commissioning in October 2000*
  - *July 2000…sold a 40% interest in Morila to AngloGold for US$ 132 million in cash*
  - *September 2001…returned US$81 million to its shareholders through a share buy-back*
  - *June 2002…completed a successful public offering and listing on NASDAQ*

RANDGOLD RESOURCES

RANDGOLD RESOURCES' VISION…

'the creation of a major, independent, Pan-African gold business focused on creating value and with ready access to the world's leading capital markets '

- **Randgold Resources ("RRL") has proposed a merger with Ashanti to create a major, independent, Pan-African focussed gold business**
- **RRL believes its proposal provides a self financing, low cost gold producer with significant growth potential and:**
  - *access to major international capital markets*
  - *efficient tax structure*
  - *significant participation in the Obuasi Deeps upside for Ashanti shareholders*
  - *improved asset and credit quality*
  - *opportunity for shareholder exit*
  - *strong uncommitted cash flow capable of funding ongoing development capital and future dividends*
- **RRL believes its proposal addresses the requirements of all stakeholders**

RANDGOLD RESOURCES

RE-IPO OF ASHANTI...

- Relaunch of the Enlarged Business under the Ashanti name in London, the primary international mining market
- Increased liquidity with inclusion in the upper quartile of the FTSE 250 index
- Full listings in Ghana and New York

STRENGTHENED GOLD INVESTMENT COUNTER...

- The only pure gold company with primary listing on the London Stock Exchange
- Membership of the FTSE 250 Index- access to index demand from UK tracker and benchmark funds
- Alternative emerging market counter
- Significant reduction in the proportion of reserves committed under Ashanti's hedging contracts

CREATION OF MAJOR NEW GOLD CHAMPION...

Pro-forma market capitalisation	Approx. US$ 2.1 billion
Pro-forma attributable annual production	Approx. 2.0 million oz
Pro-forma attributable proven and probable reserves	Approx. 24.9 million oz
Pro-forma combined resources	Approx. 46.6 million oz
Pro-forma EBITDA	Approx. US$ 267.0 million

Source: RRL 2002 Annual Report and Ashanti 2002 Annual Report
Pro-forma market capitalisation based on pro-forma RRL shares in issue post merger of 96.6 million and closing share price as at 3 October 2003

RANDGOLD RESOURCES

OFFER TERMS…

- All share offer / scheme for 100% of Ashanti
- RRL name to be changed to Ashanti
- Share ratio of 1 RRL : 2 Ashanti
  - values Ashanti at US$ 11.10 per share*
- Lower level of conditionality
- Offer executed by means of Ghana scheme of arrangement
  - 75% present and voting approval level

*Based on closing RRL share price as at 6 October 2003

PRECONDITIONS...

- Entry into formal merger agreement
- Recommendation by Board
- Undertakings to support from Board and major shareholders
- Comfort from Ghana Government that no change of control provisions triggered
- Comfort re no material regulatory issues
- Confirmation that no adverse impact on hedging arrangements
- Satisfactory agreement re level of transaction costs
- No material changes to indebtedness and liabilities
- Completion of outstanding due diligence points

RANDGOLD RESOURCES

KEY CONDITIONS…

- Approval by Ashanti and RRL shareholders and scheme becoming effective
- Receipt of relevant competition approvals
- Approval by relevant regulatory authorities
- Admission of new shares to all relevant exchanges
- No material changes to Ashanti business

PROCESS...

- Transaction completed by way of Ghana scheme of arrangement
- Randgold Resources and Ashanti shareholder approval required
- Scheme must be sanctioned by Ghana High Court
- Regulatory approvals from
  - Ghana Minister of Mines
  - Bank of Ghana
- Government of Ghana's rights under golden share will be respected

RANDGOLD RESOURCES

FOOTPRINT ON AFRICA…

Self-financing, low-cost gold producer with significant growth potential

- Combined resource …46.6 Moz
- Discovery track record
- African understanding
- Largest ground holding in major gold belts
- Seven producing mines
- Two advanced projects
- Well balanced portfolio with greenfield and brownfield targets



Ashanti
Randgold
Operating Centre
Accra

RANDGOLD RESOURCES

GEITA...

	6 months to June 2003	5 year target
Production	*125 422 oz	± 600 000 oz/yr
Cash Operating Costs	$ 208 /oz	±$ 200 /oz

*attributable ounces 50%

LOM Reserves at 31-12-02

70.4 Mt at 4.2 g/t
for 9.4 Moz

- Will be a significant cash generator
- Exploration potential must be systematically explored
- Close attention to be paid to optimum mine planning and scheduling
- Close cost control is critical

Sources: Ashanti interim results 6 months to June 2003; Ashanti 2002 Annual Report (reserves); Ashanti Denver Presentation Sept. 2003; RRL Management Estimate

FREDA REBECCA...

	6 months to June 2003	3 year target
Production	26 505 oz	±80 000 oz/yr
Cash Operating Costs	$ 264 /oz	±$ 240 /oz

LOM Reserve at 31-12-02
4.8 Mt @ 2,5 g/t for 0.4 Moz

- Not a material impact on valuation
- Given stable political and fiscal conditions can continue for next few years

Sources: Ashanti interim results 6 months to June 2003
Ashanti 2002 Annual Report (reserves)

SIGUIRI...

	6 months to June 2003	3 yr target HL + CIP
Production	134 141 oz	+300 koz/yr
Cash Operating Costs	$ 256 /oz	±$ 220 /oz
Capital Expenditure		$ 60 m

LOM Reserve at 31-12-02

55.4 Mt @ 1.2 g/t for 2.1 Moz

- Considerable effort required to ensure a stable and sustainable operational environment
- Capital liabilities should not be incurred in a reactive mode
- We believe our West African Francophone experience can contribute to better relationships with both the Guinean authorities and other stakeholders
- We recognise the underexplored nature of the tenements outside of the immediate mine area

RANDGOLD RESOURCES

Sources: Ashanti interim results 6 months to June 2003; Ashanti 2002 Annual Report (reserves); Ashanti Denver Presentation Sept. 2003; RRL Management Estimate

BIBIANI…

	6 months to June 2003	3 year target Surface + UG
Production	104 138 oz	±150 000 oz/yr
Cash Operating Costs	$ 221 /oz	±$ 230 /oz

LOM Reserve at 31-12-02

11.4 Mt @ 2.3 g/t for 0.8 Moz

- Good, well run and low cost plant
- Future has been impacted by the lack of re-investment in the project
- Feasibility study needs to be completed on underground potential
- Synergy with nearby resources must provide a long term opportunity

Sources: Ashanti interim results 6 months to June 2003; Ashanti 2002 Annual Report (reserves); Ashanti Denver Presentation Sept. 2003; RRL Management Estimate

IDUAPRIEM / TEBEREBIE (GAG)...

	6 months to June 2003	5 year target
Production	104 336 oz	+250 koz/yr
Cash Operating Costs	$ 241 /oz	±$ 230 /oz

LOM Reserve At 31-12-02
49.0 Mt @ 1.7 g/t for 2.7 Moz

- Plant expansion / upgrade has not fully achieved objectives
- We believe targets can be met by continued optimisation
- Need a well based rationale before further capex is spent
- We believe targets can be met through optimisation of existing plant

RANDGOLD RESOURCES

Sources: Ashanti interim results 6 months to June 2003; Ashanti 2002 Annual Report (reserves); Ashanti Denver Presentation Sept. 2003; RRL Management Estimate

OBUASI...

	6 months to June 2003	5 year target
Production	257 365 oz	500-600 koz/yr
Cash Operating Costs	$ 203 /oz	±$ 200 /oz
Capital Expenditure		$ 166 m

LOM Reserve at 31-12-02

60.8 Mt @ 6.1 g/t for 11.9 Moz

Incl. 40.5 Mt @ 8.0 g/t for 10.4 Moz of UG reserves

Conceptual Obuasi Deeps extends LOM to 2051

RANDGOLD RESOURCES

Sources: Ashanti interim results 6 months to June 2003; Ashanti 2002 Annual Report (reserves); Ashanti Denver Presentation Sept. 2003; RRL Management Estimate

OBUASI...CURRENT LOM

CAPITAL SPENT SINCE 1989 ABOVE 50 LEVEL...US$ 1 340 BILLION


SANSU SHAFT
GCS SHAFT
KMS SHAFT
ADANSI SHAFT
Rusty Monkey Pits
Sansu Pit
Sansu North Pit
Blackies Pits
Old Chiefs Pit
Justice Pit
Anyinam Pit
Coral Snake Pit
Survey Hill Pit
0
-500
-1000
-1500
B8
B5
B6
50 Level
11000
12000
13000
14000
15000
16000
17000
18000
19000

- Mined out areas
- Ore resource blocks - Quartz vein lodes
- Ore resource blocks - Sulphide lodes

RANDGOLD RESOURCES

OBUASI...MINED TO DATE


Underground
86%
Open pits
10.7%
Tailings
2.8%
Heap Leach
0.5%
Ounces
1 000 000
500 000
0
1954/55
1964/65
1974/75
1984/85
95/96
2002
Gold produced from UG
Gold produced from surface operations

RANDGOLD RESOURCES

OBUASI DEEPS CONCEPT...

- Optimisation of existing operations and maximisation of returns from phased development at Obuasi Deeps
  - US$ 1 040m total capital estimated for life of 50 years
- Enlarged Business capable of financing capital requirement out of operational cash flows
  - US$ 340m spend on existing reserves
  - Estimated US$ 600m spend on Obuasi Deeps development in three phases
    - Phase I US$ 170m over the next 30 years
    - Phase II US$ 180m from 2018 to 2041
    - Phase III US$ 250m from 2022 to 2051
  - Project management expenditure of US$ 100m over life of mine
- Phased approach maximises project returns

RANDGOLD RESOURCES

OBUASI...FUTURE



SANSU SHAFT
GCS SHAFT
KMS SHAFT
ADANSI SHAFT
Area 1
Area 4
Area 6
Area 8
Area 9
Area 2
Area 3
Area 5
Area 7
0
-500
-1000
50 Level
66 level
83 level
100 level
Phase 1
Phase 2
Phase 3

OBUASI MINE...
TOTAL FORECAST CAPITAL 2003 - 2051



US$ millions
60
50
40
30
20
10
0
2003
2006
2009
2012
2015
2018
2021
2024
2027
2030
2033
2036
2039
2042
2045
2048
2051
Current - $340m
Phase 1 - $170m
Phase 2 - $180m
Phase 3 - $250m
Proj. Mgmt. - $100m
Total - $1 040m
Current
Phase1
Phase2
Phase3
Project Mgt. & O/H

RANDGOLD RESOURCES

Source: RRL estimate

MALI...MORILA MINE JV
Operational Results



LOM...based on declared reserves at 31 Dec 2002
Production oz 000s
1200
1000
800
600
400
200
0
Current LOM
Denver 2000
Revised 2001
Actual
Extensions
New Discoveries
2000
2002
2004
2006
2008
2010
2012
2014



	Quarter ended 30 Jun 2003	Quarter ended 31 Mar 2003	Project to 30 June 2003
Ore milled (t 000s)	771	830	7 691
Ore grade milled (g/t)	10.50	9.75	10.27
Recovery %	90.9	93.7	91.0
Ounces produced	236 449	238 421	2 300 951
Attrib. ounces produced	94 580	95 368	920 380
Cash operating costs* (US$/oz)	70	65	72
Total cash costs* (US$ / oz)	93	88	86

RANDGOLD RESOURCES

*Refer pro forma information provided

LOULO PROJECT... PRODUCTION PROFILE

Gold Price US$	IRR Opencast Reserves @ 180 000 tpm	IRR Scoping Study incl. U/G and Satellites
325	18%	29%
350	29%	45%
375	40%	68%



Ounces
Opencast Reserves
Opencast Satellites
Underground Resources
300000
250000
200000
150000
100000
50000
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Years

RANDGOLD RESOURCES

BUSINESS PLAN… MAIN ASSUMPTIONS

- Gold price US$ 350 / oz flat
- Loulo starts production in 2005
- Tongon first production in 2006
- Loulo and Tongon are project financed
- Credit facilities of US$ 200-250 million
- The existing RCF, drawn to US$ 139 million, is repaid
- The MENs of US$ 78 million are repaid
- Capital expenditure of US$ 1 billion for Obuasi

RANDGOLD RESOURCES

INDEX MEMBERSHIP… FTSE INDEX WEIGHTING

It is likely that Enlarged Business free float will initially restrict the FTSE250 weighting to 75%

If Lonmin were to sell down, FTSE weighting would increase to 100%

- FTSE International weights members of the FTSE All Share according to their free float
  - This affects their contribution to movements in the index and therefore the number of shares which must be held by index tracking funds to mirror the index
- Free float excludes corporate / strategic holders

Free Float	Weighting
<15% inclusion	Ineligible for in FTSE Allshare
15% -20%	20%
20% -30%	30%
30% -40%	40%
40% -50%	50%
50% -75%	75%
75% +	100%

- Post transaction, Enlarged Business likely to have 75% free float weighting

RANDGOLD RESOURCES

After Lonmin sell down, weighting would increase to 100%

SHARE LIQUIDITY...

ave. daily shares traded - 30 Sept. 2003

	1 month	3 month	6 month	Year to date 09/03	Entry into FTSE 250
RANDGOLD					
NASDAQ	534 676	398 363	356 982	425 213	766 993
London ADRs	39 211	39 123	30 501	27 155	43 148
London Ords	77 262	50 356	50 762	37 129	112 727
Total	651 149	487 842	438 245	489 497	922 868
US$ Value Traded @ $23.00	**14 976 427**	**11 220 366**	**10 079 635**	**11 258 431**	**21 225 964**
ANGLOGOLD					
JSE	313 923	301 720	322 511	322 039	208 215
NYSE	1 053 762	940 498	905 078	990 910	1 275 000
Total	1 367 685	1 242 218	1 227 589	1 312 949	1 483 215
US$ Value Traded @ $37.70	**51 561 725**	**46 831 619**	**46 280 105**	**49 498 177**	**55 917 206**
ASHANTI					
NYSE	780 238	737 525	693 036	626 508	1 063 329

IMPLIED ASL TRADING	390 119	368 763	346 518	313 254	531 665
IMPLIED MERGED TRADING					
RRL + IMPLIED ASL	1 041 268	856 605	784 763	802 751	1 454 533
US$ Value Traded @ $23.00	**23 949 164**	**19 701 904**	**18 049 549**	**18 463 273**	**33 454 248**

Assumed share prices: Randgold $23.00; AngloGold $37.70 based on New York closing prices on 30 Sept. 2003

Source: Bloomberg

FTSE INDEX DEMAND…

Incremental index demand on the transaction totals US$280m (based upon 75% weighting)

Weighting will increase to 100% post Lonmin sell down creating a further c US$130m of demand

Total demand of over US$410m is created

- We assume that index funds are responsible for 15% of immediate demand upon FTSE entry
- A further 10% is estimated to be closely linked to index
- We estimate that the London market could absorb the full Lonmin position:

Potential demand flow US$m	RRL	ASL	Enlarged Business
Share price (US$/share)	22.20	10.31	22.20
Current capitalisation*	637	1 400	2 145
Lonmin holding		371	
Demand			
75% weighting	120	*282*	402
Increase to 100% weighting post Lonmin sell down			*134*
Total index demand			536

*Ashanti capitalisation based on fully diluted shares outstanding of 135.8m

RANDGOLD RESOURCES

Market data as at close of business on 6 October 2003

GHANA IMPLICATIONS...

- Ghanaian listing
- Retention of Ashanti name and legacy
- Accra office to remain as operational centre
- Ghana operations - continued development and optimisation
- Government of Ghana, as major shareholder, represented on Board
- Significant Ghanaian representation on Board
- Government of Ghana's right to 'Golden Share' respected
- Development of Ghana employees - key to the future of new combination
- A commitment to broaden African ownership and participation
    - Outsourcing; Business Partnerships; JV's; Share Ownership

RANDGOLD RESOURCES... FINANCING THE DEAL

		$m
MENS (principal and interest)		78.5
RCF		139.0
Transaction expenses		53.0
Other transaction costs		20.5
		291.0
CASH	RRL	100.0
	Ashanti	39.0
	Assumed credit facility	200 to 250
		339 to 389
Headroom		48 to 98

RANDGOLD RESOURCES

COMPARISON WITH ANGLOGOLD…

We believe RRL can offer a genuine alternative to AngloGold's proposal, which addresses

- Lonmin liquidity

- Ashanti financing

- efficient tax structure

Enlarged Business

- London primary listing
- Track record in London market supporting mining equity issues
- London and New York listings give access to largest pool of capital globally
- Significant free float and no dominant shareholders post transaction (assuming Lonmin exit)
- Old Ashanti has 70% and Ghana Government 11% participation in Enlarged Business
- FTSE 250 entry able to address Lonmin recycling

AngloGold

- South African primary listing
- Major South African mining companies have migrated to London, including Anglo American plc
- South African tax domicile and leakage
- South African exchange control restrictions
- Significant holding by Anglo American plc (44%) with authority to increase above 50%
- Old Ashanti has 14% and Ghana Government 2% participation in AngloGold
- Exit nature of transaction may create significant recycling even for AngloGold

RANDGOLD RESOURCES

QUESTIONS...

- *ADDITIONAL INFORMATION:*
  In the event that Randgold and Ashanti enter into an agreement regarding the proposed Merger, Randgold will furnish to, or otherwise file with, the SEC a scheme document/prospectus. In the event a transaction is entered into, investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available because it will contain important information. In the event a transaction is entered into, investors and security holders may obtain a free copy of the scheme document/prospectus (when it becomes available) and other documents containing information about Randgold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus (when it becomes available) would also be obtainable free of charge by directing a request to Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands, Attn: David Haddon, Group Secretary, telephone +44 (0) 1534 735 333, fax +44 (0) 1534 735 444.
- *Randgold does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.*

- *DISCLAIMER: The content of this presentation, which has not been approved by Ashanti, has been approved by and is the sole responsibility of the Board of Randgold. Statements made herein with respect to Randgold's current plans, estimates, properties, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold, Ashanti and the Enlarged Business. These statements are based on assumptions and beliefs in light of the information currently available. Randgold cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Obuasi, estimates of reserves and mine life, future growth potential and capital investment, and the integration of Randgold's and Ashanti's businesses. For a discussion of important factors and risks involved in the companies' businesses, refer to Randgold's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003, and Ashanti's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the SEC on 17 June 2003, and any other document in respect of the proposed Merger which may be furnished to or filed with the SEC by Randgold or Ashanti.*

RANDGOLD RESOURCES

RANDGOLD... Board and Management

- **Randgold has an experienced Board with 9 Directors including Roger Kebble as Chairman and 2 Executive Directors Mark Bristow and Roger Williams**

Roger Kebble Chairman	Director since 1995 and appointed Executive Chairman in 1998. He has over 39 years of experience in the mining industry and is currently the Chairman of Randgold & Exploration, JCI & Western Areas
Mark Bristow	Director & CEO since 1995. He has over 21 years experience in the mining industry mainly with Rand Mines and has held directorships in Harmony, DRD, Blyvoor, Buffelsfontein and ERPM
Roger Williams	Finance Director since May 2002. He has over 15 years experience in finance of which the last 6 were with Randgold. Previously with Kimberly-Clarke and Deloitte & Touche
Bernard Asher	Director since 1997. He is the Chairman of Lonrho Africa plc, vice-chairman of Legal & General Group plc. and formerly an Executive Director of HSBC Holdings plc and Chairman of its subsidiary HSBC Investment Bank plc
Jean-Antoine Cramer	Director since 1997. He was a senior partner in Cramer & Cie, a Geneva portfolio management company
Robert Israel	Director since 1997. He is a partner at Compass Partners International LLC and has 26 years of experience in corporate finance, especially in the natural resource sector. Formerly a Senior Partner at Schroders
Philippe Liétard	Director since 1998. He is Managing Director of the Global Natural Resources Fund and has 26 years of experience with the International Finance Corporation and the World Bank
Ferdinand Lips	Director since 1997. Formerly CEO of Bank Lips in Zurich and co-founder of Rothschild Bank AG in Zurich
Aubrey Paverd	Director since 1995. He is currently a Director of Buenaventura and has over 41 years of geological experience holding senior positions with North and Newmont

RANDGOLD RESOURCES

RANDGOLD...Management

Adrian Reynolds BSc Hons, MSc, (Geol)GDE (Mining Engineering)- G.M. Projects & Evaluation – Appointed to current position in 1997	Adrian has over 20 years experience covering both open-pit and underground mining – He has been with the Company since its inception specialising in orebody evaluation. He previously was employed by Rand Mines and Gencor.
John Steele BSc Hons Chem Eng MBL (Unisa) G.M. Capital Projects – Appointed to current position in 1997	John has over 20 years service with the Company. He has been Mine Manager at two of the Company's mines (one in Mali and the other in South Africa). He led the development, construction and commissioning of our Morila mine in Mali.
David Reading BSc. Hons MSc (Geol) G.M. Exploration – Appointed to current position 1998	David has over 20 years experience in mining and exploration geology, including seven years with AAC. He has led the Company's highly successful exploration team since 1997, which has made several discoveries in West Africa, including Morila.
Bill Houston B Com Hons (Ind Psy) MM (H.R.) (Wits) Cum Laude – G.M. Human Resources – Appointed to current position 1997	Bill joined Randgold in 1992 as Group Training and Development Manager, from AAC where he had been a Senior Divisional H.R. Manager. He has 30 years experience of mining operations throughout Africa.
Mahamadou Samake BEA Law (Orleans) – G.M. Randgold Resources Mali – He was appointed to his current position in 1999.	Mahamadou had been a Professor of Law at the University of Mali and the H.R. Manager of BHP Mali before joining Randgold in 1996 as H.R. Manager Mali. He played a key role in the writing of the Malian Mining Industry National Agreement.
Chris Prinsloo CIS – Group Financial Manager	Chris has over 30 years experience in the mining industry and held several senior financial and commercial posts in Rand Mines and Rand Refinery before joining Randgold in 1993 as Commercial Manager. Chris has also held senior operational posts in South Africa and West Africa.
Victor Matfield C.A. (S.A.) M Phil (Cambridge) – Manager Corporate Finance – Appointed to current position in 2002.	Victor joined the Company in 1991 as Internal Auditor after completing his articles. Victor has worked as Financial Manager on two mining operations in West Africa (including Morila) and set up the Company's financial systems in West Africa.
John Berry BA LLB LLM – Legal Counsel – Appointed to current position in 1997	John, an attorney by training, has 28 years experience of mining law and has been with Rand Mines and its successors for 25 years. He is recognized as a foremost expert in mining law in Africa and has made presentations on the S.A. Minerals Bill to the Parliament of S.A.
David Haddon BA LLB – Group Company Secretary – Appointed to current position in 1997	David, an attorney by training, has been Group Company Secretary for 8 years and is responsible for all corporate governance and regulatory compliance in the various jurisdictions in which the Company operates.

RESOURCES